Exhibit 21

Subsidiary List

Active subsidiaries of the Company as of December 31, 2006:

Company Name	State of Incorporation

Ubiquity.com, Inc.	Delaware
Xacta Corporation	Delaware
Telos Delaware, Inc.	Delaware
Teloworks, Inc.	Delaware